Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

INFORMAX, INC.
(Name of Subject Company)

INFORMAX, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(INCLUDING THE ATTACHED SERIES A JUNIOR PARTICIPATING PREFERRED STOCK RIGHTS)
(Title of Class of Securities)

45677N205
(CUSIP Number of Class of Securities)

John M. Green
Chief Financial Officer
Chief Operating Officer
InforMax, Inc.
7600 Wisconsin Avenue
Bethesda, Maryland 20814.
(240) 747-4000

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

With a Copy to:
Michael J Silver, Esq.
Hogan & Hartson L.L.P.
111 S. Calvert St., Suite 1600
Baltimore, MD 21202
(410) 659-2700

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Andrew Whiteley, Chairman of the Board, Chief Executive Officer and President of InforMax, delivered the following presentation on October 21, 2002, at the University of Maryland School of Law Bioinformatics Conference.

THE FOLLOWING PRESENTATION IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF INFORMAX. AT THE TIME THE OFFER IS COMMENCED, THE ACQUIRING ENTITY WILL FILE A TENDER OFFER STATEMENT AND INFORMAX WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL STOCKHOLDERS OF INFORMAX, AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS FILED WITH THE COMMISSION) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL ALSO BE AVAILABLE AT NO CHARGE AT THE COMMISSION’S WEBSITE AT WWW.SEC.GOV. THE TENDER OFFER STATEMENT AND RELATED MATERIALS MAY BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO THE INFORMATION AGENT, LAWRENCE E. DENNEDY OF MACKENZIE PARTNERS, INC., 105 MADISON AVENUE, NEW YORK, NY 10016, (212) 929-5239. THE SOLICITATION/RECOMMENDATION STATEMENT AND RELATED DOCUMENTS MAY BE OBTAINED BY DIRECTING SUCH REQUESTS TO INFORMAX, INC. INVESTOR RELATIONS, AT (240) 747-4000.

Biotechnology Commerce- Life Science Tools Market "At the Crossroads - Public/Private Priorities Concerning Access to Genetic Information" University of Maryland School of Law October 21, 2002 Andrew Whiteley Chairman, Chief Executive Officer and President

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995 Statements in this presentation and conference call that are not strictly historical are "forward- looking" statements, which involve a high degree of risk and uncertainty. Such statements are only predictions, and the actual events or results may differ materially from those projected in such forward-looking statements. Factors that could cause or contribute to differences include, but are not limited to, risks associated with the Company's technologies, its development of new products and its enhancement of existing products, the ability of such products to keep pace with rapid technological change and the scope of the market for such products. These factors and others are more fully described in the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission. The Company specifically disclaims any intention or duty to update any forward-looking statements, and these statements represent the Company's current outlook only as of the date given. Safe Harbor Statements

The Gold Rush metaphor in summer 2000

Market reality in 2002

Who gets rich in a gold rush? The miners High risk, high return In Biotechnology, is traditionally seen as the Drug Companies Hugh investment needed to invent a new drug ~$500M No sales recorded for at least 8 years, with payback in >10 years Requires considerable resources to compete Many companies seeking to offer pre- surveyed 'mother lode' such as compounds, targets or biological data/content The tools makers Low/Medium risk, low/medium return Instruments, Reagents, Software Investments can be anything from $1m to $30m, depending on the tool Development cycles typically last 9 months and 2 years, with payback typically within 18months to 2 years Competitive advantage in the limited Life Science market comes from Patents, know-how, financial barriers to entry, market access Opportunities for all - it is down to the management of risk and the quality of execution

Large and Growing Life Science Informatics Market 1st Qtr 2nd Qtr 37 63 1st Qtr 2nd Qtr 3rd Qtr 4th Qtr East 29 71 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 2002 $1.3B 29% 71% Analysis Software Content and IT Infrastructure 2006 $2.6B Large and Growing Market for Analysis Software Source: FrontLine Consulting, Bear Stearns 63% 37%

Market Dynamics Growing demand for life sciences software 20% CAGR forecast Productivity remains the number one challenge in life science research Data continues to proliferate Life science research impaired without informatics tools Researchers only at initial stages of informatics adoption Most adoption is still genomic sequence-related 50% have yet to adopt informatics tools Current users expect their own informatics use to increase significantly Demand from multiple sources Life science research graduates with Bioinformatics training growing significantly Pharma companies are demanding trained Bioinformatics scientists New public and private life science informatics centers of excellence

Market Challenges Needs and buying patterns are shifting Skepticism regarding complex, integration solutions (enterprise systems) exists across multiple industries High quality applications the key to both the application and the integration opportunities Customers refocusing on analysis tools that provide real value: productivity, insight, flexibility

About InforMax InforMax is the only provider of a multiple application suite of intuitive, flexible, and affordable data mining, analysis, and presentation software designed specifically for the life scientist and the scientific organization. Over 32,000 scientists in 2,100 scientific organizations use InforMax bioinformatics solutions, supported by our dedicated Professional Services and technical support.

Key Company Facts Proven global industry leader with unmatched product offerings Leading applications and superior software solutions World class science, technology, and consulting services Solid market and financial position Top-of-mind brand recognition Agreed to an acquisition by Invitrogen on October 15, 2002 Strong informatics franchise Application and integration expertise Innovative product development team More than 75 informatics scientists and software engineers

Translating The Revolution Into Results Sequences, SNPs, Gene Expression, Protein Expression and Characterization Hospital Patient sample Lab Molecular analysis D A T A Analysis Tools from InforMax(r) Disease Understanding Risk Profiles New Therapies IMPROVED HEALTH InforMax

Unique data is the competitive advantage Public Subscription In House In House Organization 1 Organization 2 Vector Suite software

InforMax Product Strategy Delivering application and integration technology that makes a difference to bench scientists Developing intuitive, flexible and affordable high performance software solutions Immediately useful in day-to-day life science research High scientific and technical quality Multi-application modular solutions Scalable and flexible work group solutions Easy to deploy and use Building upon the established InforMax customer base and Vector NTI brand by extending the Vector family of applications Providing highest level of support and training Establishing the groundwork for future integration opportunities

Growing Vector Family of Products







Vector NTI Advance

- Perform gene and protein sequence analysis
- Design sequences for wet lab experiments
- Combine public sequence data and internal knowledge, annotations

Vector Xpression

- Analyze the microarray gene expression level of thousands of genes simultaneously
- Robust, peer reviewed analysis tools
- Guides to leading workflows
- Very easy data import

Vector PathBlazer

- Analyze and visualize biological pathways and protein protein interactions
- Combine public and internal data
- Generate new pathways and hypotheses

LabShare for Vector NTI

InforMax®

Vector NTI Advance The massively expanded, next generation version of Vector NTI Suite 7.1 plus GenomBench A five module multifunctional genomic and proteomic sequence analysis and laboratory productivity tool suite Vector NTI, AlignX, BioAnnotator (NEW), ContigXpress, GenomBench (NEW) Unmatched convenience, functional breadth, and ease-of-use for life science researchers Core Functionality Sequence mapping, manipulation, analysis and illustration (Vector NTI) Molecular biology data management (Vector NTI) Multiple sequence alignment (AlignX) Protein and DNA sequence analysis and annotation (BioAnnotator) DNA sequence assembly (ContigExpress) Genomic reference DNA sequence analysis and annotation (GenomBench)

GenomBench Delivers to the bench scientists the ability to utilize - not just access - human genome sequence data Download, view, analyze, annotate, and save local copies of reference genomic information Supports multiple bioinformatics workflows in conjunction with Vector NTI Full-length cloning Alternative transcript mapping SNP detection and annotation cDNA-genomic sequence alignment

LabShare for Vector NTI Administrator can control user and group licenses and access Secure and flexible solution for collaborative data storage and seamless information exchange among Vector NTI users Relational database architecture that can accommodate hundreds of thousands of sequences The LabShare database can be searched by Attributes, Features, Ancestors, Text, Keywords, and User Fields

Vector Xpression Comprehensive set of state-of-the-art and peer-reviewed microarray gene expression analysis tools Normalization Filtering Sorting Clustering Profiling Differential gene expression Statistical validation and plotting

Vector Xpression Designed for new as well as experienced users Fast and easy import of complex and diverse data Guides to leading gene expression analysis workflows Intuitive and attractive GUI Flexible and sophisticated display options

Vector PathBlazer The only available tool that enables researchers to integrate pathway and interaction data from multiple external sources, add your own data, and productively query the combined dataset Import KEGG, DIP,BIND, user's own data Search pathways, reactions and components to find relevant data Generate new pathways

SciTegic Exclusive Alliance Integration of InforMax's Vector Family of Products with SciTegic's Pipeline Pilot(tm) Develop innovative data pipelining and automation products with scripting functionality Build upon the established InforMax customer base and Vector NTI brand by extending the Vector Family of Products Great fit with flexible, scalable, lightweight integration product strategy Link to Cheminformatics Strategic Business Development

InforMax Software in Action Expands each researchers capability by delivering vast scientific information to the bench scientist Speeds and simplifies the analysis of large and diverse data sets Enhances the discovery process by enabling scientists to combine internal and external research to achieve new insight Improves experimental efficiency by enabling trial runs in silico Enables collaborative, distributed research Reduces time and costs of research

The Value of InforMax Global market leader; strong heritage; proven success Large, evolving market opportunity Multiple customer demand driving revenue growth 32,000 user customer base Superior product offerings Aggressive product development plan targeted at the right strategic opportunities Winning team Resources to realize vision

Questions and Answers